Exhibit 99.2

VISIONARY HOLDINGS INC.

MANAGEMENT’S DISCUSSION OF UNAUDITED FINANCIAL STATEMENTS

You should read the following management’s discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated interim financial statements included with this report, as well as our audited consolidated financial statements as of, and for the years ended, March 31, 2024 and 2023, including the notes thereto, included in our annual report on Form 20-F, filed with the Securities and Exchange Commission on August 15, 2024. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. The information in this report contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that we believe may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the 2024 Form 20-F under the section titled “Risk Factors” and in other parts of the 2024 Form 20-F. In this management’s discussion, we refer to Visionary Holdings Inc. (“Previously known as “Visionary Education Technology Holdings Group, Inc.”) as “we,” “us,” “our,” the “Company” or “GV.” The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Overview

Visionary Holdings Inc, a diversified enterprise actively exploring the international market, is at a crucial stage of strategic transformation and rapid development.

The company was founded in Toronto, Canada and has a profound foundation in the education field. It used to be a comprehensive provider of Canadian education courses and services, offering comprehensive support to Canadian and international students at the secondary, undergraduate, postgraduate, and vocational education levels. This support covered various aspects such as education courses, accommodation, career guidance, study and immigration visa services, job placement, and financial support. Relying on its proprietary technology and excellent teaching and management teams, the company has accumulated a certain market share and reputation in the traditional education sector.

However, in the face of the ever - changing market environment, the company is proactive in seeking changes. In recent years, with the adjustment of Canadian education policies and the restriction of international student visas, the traditional education business has faced challenges. The company has quickly responded strategically. On the one hand, it has actively upgraded its education business by deeply integrating cutting - edge AI technology knowledge, optimizing the curriculum system, and collaborating with leading enterprises and authoritative experts in the industry to enhance the practicality and attractiveness of courses, thus transforming towards the AI - education field. On the other hand, it has vigorously expanded its business boundaries and entered high - tech fields such as new energy vehicles and biotechnology.

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In the new energy vehicle field, the company took a forward - looking approach and started its layout three years in advance. It mainly focuses on research and development and market sales. It has not only established an International R & D team but also actively expanded the global market, establishing market sales partnerships in regions such as Europe and Africa. At the same time, it has also developed in the charging and battery - swapping business, gradually constructing a complete industrial chain layout covering vehicle R & D, production, sales, and supporting services.

The biotechnology field is also a key development direction for the company. In the early - stage cancer screening business, the E7 protein cervical cancer screening technology product launched by the company has significant advantages. It far surpasses traditional detection methods in terms of accuracy and detection convenience, has a wide range of market application scenarios, and has received a large number of sales orders. In addition, the company owns four types of chip products: medical testing chips, cold chain chips, animal chips, and agricultural chips. The relevant factories are planned to start production, which is expected to achieve a high output value. In the probiotic - based big health field, the company has jointly launched a series of gastrointestinal care products with Guangzhou Pharmaceutical Baiyunshan. It innovatively adopts the "platform + maker + store" social new - retail joint - operation model, aiming to build a digital gastrointestinal health care industry platform in China. Currently, it has achieved phased results, opening multiple stores and signing a large number of online purchase and sales contracts.

Looking to the future, Visionary Holdings will firmly focus on the two core tracks of new energy vehicles and biotechnology. It will continuously increase investment in technology research and development, attract top - notch talents, strengthen industry - university - research cooperation with scientific research institutions and universities, and enhance its independent innovation capabilities. It will actively layout domestic and international markets, strengthen brand promotion, and through diversified market channels and marketing strategies, increase the market share of its products and services. It will adhere to product quality and service standards, establish an excellent brand image, and enhance brand awareness and reputation. The company is determined to become a diversified multinational enterprise group with global influence, creating greater value for shareholders while actively contributing to social development.

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Results of Operations

For the Six Months Ended September 30, 2024 and 2023

The following table summarizes the results of our operations during the six months ended September 30, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) comparing the period ended September 30, 2024 against the period ended September 30, 2023.

	For the Six Months Ended September 30,
	2024		2023
	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)

Revenues	$3,347,238	100.0%	$4,954,318	100.0%	$(1,607,080)	(32.4)%
Cost of revenues	2,491,957	74.4%	3,262,519	65.9%	(770,562)	(23.6)%
Gross profit	855,281	25.6%	1,691,799	34.1%	(836,518)	(49.4)%
Operating expenses
General and administrative expenses	130,600	3.9%	734,905	14.8%	(604,305)	(82.2)%
Professional fees	650,877	19.4%	2,422,314	48.9%	(1,771,437)	(73.1)%
Salaries and compensations	243,039	7.3%	445,289	9.0%	(202,250)	(45.4)%
Total operating expenses	1,024,516	30.6%	3,602,508	72.7%	(2,577,992)	(71.6)%
Loss from operations	(169,235)	(5.1)%	(1,910,709)	(38.6)%	1,741,474	(91.1)%
Other income (expenses)
Interest expense, net	(2,357,095)	(70.4)%	(2,822,917)	(57.0)%	465,822	(16.5)%
Accretion interest	–	–	(285,625)	(5.8)%	285,625	100.0%
Gain on disposal of properties	–	–	8,741,559	176.4%	(8,741,559)	100.0%
Gain (loss) on derivative liabilities and warrants	(3,180,424)	(95.0)%	1,248,473	25.2%	(4,428,897)	(354.7)%
Other income	4,945	0.1%	71,831	1.4%	(66,886)	(93.1)%
Total other (expenses) income	(5,532,574)	(165.3)%	6,953,321	140.3%	(12,485,895)	(179.6)%
(Loss) income before income taxes	(5,701,809)	(170.3)%	5,042,612	101.8%	(10,744,421)	(213.1)%
Provision for income taxes	105,333	3.1%	1,092,507	22.1%	(987,174)	(90.4)%
Net (loss) income	$(5,807,142)	(175.7)%	$3,950,105	79.7%	$(9,757,247)	(247.0)%

Revenues.  Revenues decreased by $1.6 million, or 32.4%, to approximately $3.4 million for the six months ended September 30, 2023 from approximately $5.0 million for the same period last year. The decrease in revenue was mainly a result from decreased revenues from rental business, and the decreased revenue from education business during the six months ended September 30, 2024.

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Revenue by Type

	For the Six Months Ended September 30,
	2024		2023
Revenue category	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance $	Variance %

Rent revenue	$2,821,466	84.3%	$4,473,767	90.3%	$(1,652,301)	(36.9)%
Tuition revenue	449,644	13.4%	480,551	9.7%	(30,907)	(6.4)%
Sales of products	76,128	2.3%	–	–	76,128	–
Total	$3,347,238	100.0%	$4,954,318	100.0%	$(1,607,080)	(32.4)%

Rent revenue

Revenue from rent business decreased by $1.7 million, or 36.9%, to $2.8 million for the six months ended September 30, 2024 from $4.5 million for the same period last year. The decrease in revenue was mainly due to one tenant at our two office buildings located at 95-105 Moatfield Drive, Toronto terminated its lease at end of July 2023, resulting significant decrease of rental revenue by approximately $0.9 million. Also, our facility located at 41 Metropolitan Road, Toronto, Ontario was disposed on June 22, 2023 and the rent revenue also decreased due to the disposal.

Tuition revenue

Revenue from tuition income decreased by $30,907, or 6.4%, to $449,644 for the six months ended September 30, 2024 from $480,551 for the same period last year. The decrease in revenue was mainly due to less student enrollment at our high schools and private colleges during the six months ended September 30, 2024. The lower enrollment was attributable to restriction on visa to international students and immigration policies post pandemic, high cost on student loans and the relocation of MTM Animation campus to office building at 95 Moatfield Drive. The student enrollment reduced to 100 for the period ended September 30, 2023, from 133 for the same period last year.

Sale of products

We started a new revenue stream on sale of Life Science product are our new revenue stream since April 2024. No product revenue for the same period last year. The Company is developing gastrointestinal care product line, in collaboration with Guangzhou Pharmaceuticals Baiyunshan, and sells the products to wholesalers and distributors.

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Gross profit.

Our gross profit decreased by $0.8 million, or 49.4%, to $0.9 million for the six months ended September 30, 2024, from $1.7 million for the same period last year. Gross profit margin was 25.6% for the six months ended September 30, 2024, as compared with 34.1% for the same period last year. The decrease of gross profit margin was primarily attributable to the decreased gross profit margin from our education segment and rental business.

Our cost and gross profit by revenue types are as follows:

	For the six months ended September 30, 2024			For the six months ended September 30, 2023
Category	Cost of revenue	Gross profit	Gross profit as a % of Total Revenues	Cost of revenue	Gross profit	Gross profit as a % of Total Revenues	Variance in Cost of revenue	Variance in gross profit	Variance in gross profit as a % of Total Revenues

Rent	$2,318,564	$505,902	17.8%	$3,065,775	$1,407,992	31.5%	$(747,211)	$(905,090)	(13.7)%
Tuition	146,524	303,120	67.4%	196,744	283,807	59.1%	(50,220)	19,313	8.3%
Cost of sales	26,869	49,259	64.7%	–	–	–	26,869	49,259	–
Total	$2,491,957	$855,281	25.6%	$3,262,519	$1,691,799	34.1%	$(770,562)	$(836,518)	(8.5)%

Cost of revenue for our rental business decreased by $0.8 million to $2.3 million for the six months ended September 30, 2024 from $3.1 million for the same period last year. Gross profit from rental business also decreased $0.9 million as compared to the same period last year. The decrease in gross profit was mainly due to the fact that we had two more office buildings located at 95-105 Moatfield Drive, Toronto from September 23, 2022. One significant tenant at these two office buildings terminated their lease agreement at the end of July 2023. However, the cost of rental are even higher than the same period in prior year due to higher interest rates and inflation rates. The gross profit margin of our rental business significantly decreased from 31.5% to 17.8%, which was caused by lower rental revenue and higher operating costs.

Cost of revenue for our education segment decreased by $50,220 to $146,524 for the six months ended September 30, 2024 from $196,744 for the same period last year. Gross profit from our education business slightly increased $19,313 as compared to the same period last year. The increase in gross margin was mainly due to sharing of staffing costs among different subsidiaries. We believed that the combination of online self-learning, online interactive instructions, as well as in-person education in our education platforms, MTM Animation and vocational college provided by our qualified instructors will be our competitive advantage compared to other education providers.

General and administrative expenses

Our general and administrative expenses primarily include office expenses, rent, travel expenses, commission expense, property tax, utilities, insurance expenses, interest penalties and depreciation and amortization expenses. General and administrative expenses decreased by $0.6 million, or 82.2%, to $0.1 million for the six months ended September 30, 2024, from $0.7 million for the same period last year. The decrease was mainly due to a lease early termination fee of $94,000 with the original landlord for MTM Animation, and MTM Animation moved to 95 Moatfield facility from July 2023. Our management fee also decreased due to disposal of building#41.

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Professional fees

Our professional fees decreased by $1.8 million, or 73.1%, to $0.7 for the six months ended September 30, 2024, from $2.4 million for the same period last year. The decrease was mainly due to the decreased consulting fee paid to various vendors by our restricted common shares.

Salaries and compensations

Our salaries and compensations decreased by $0.2 million, or 45.4%, to $0.2 million for the six months ended September 30, 2023, from $0.4 million for the same period last year. The significant decrease was mainly due to the reduction of our budget on our administrative team in both of our rental business and our educational business.

Interest expense, net

Our interest expense decreased by $0.4 million, or 16.5%, to $2.4 million for the six months ended September 30, 2024, from $2.8 for the same period last year. The slightly decrease was mainly due to the decrease of prime interest rate by Bank of Canada (from 7.20% as of September 30, 2023 to 6.45% as of September 30, 2024) and the sale of building #41 in June 2023. Also, lower outstanding loan balances during the period results lower interest expenses for the period. In addition, the convertible note has a principal amount of $1.5 million and bears interest at the greater of the sum of the prime rate plus four and a half percent (4.5%) per annum and nine percent (9%) per annum. The note was converted into common shares in June 2023.

Gain Loss on derivative liabilities and warrants expense

On September 19, 2022, the Company entered into an Amended and Restated Securities Purchase Agreement (the “SPA”) with an accredited investor (the “Purchaser”), to issue and sell to the Purchaser a senior secured convertible note of the Company in the principal amount of $1.5 million (the “Note”), and a Series A Warrant and a Series B Warrant to purchase additional common shares of the Company (the Series A Warrant and the Series B Warrant are collectively referred to as the “Warrants”). The Note issued on September 19, 2022 is convertible, in whole and in part, from time to time at the option of the Purchaser commencing March 19, 2023 into the Company’s common shares at a conversion price equal to the lower of $4.00, and the greater of $0.22 floor price (or such floor price then in effect) (the “Floor Price”) and 85% of the lowest trading price of our common shares during the 15 consecutive trading day period preceding the delivery of the conversion notice.

We recorded $893,878 debt component and $443,208 embedded derivatives at the inception date on September 19, 2022. The note was fully converted into the common shares from June to August 2023. For the six months ended September 30, 2023, we recorded a gain of 0.4 million due to the conversion. We recognized day 1 loss of $1,565,570 due to fair value assessment on warrants A and B on September 19, 2022. On May 15, 2023, warrants B was exchanged for 1 million common shares. A gain of $880,810 was recorded due to fair value assessment on warrants A and the cancellation of warrants B for the six months ended September 30, 2023.

We recorded $3.2 million loss on fair value assessment of warrants A for the six months ended September 30, 2024.

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Income (loss) before income taxes

Our loss before income taxes was approximately $5.7 million for the six months ended September 30, 2024, compared to income before income taxes of $7.0 million for the same period in last year. The decrease was primarily attributable to decrease in income from operation by $0.8 million. We had loss on derivative liabilities of $3.2 million for the six months ended September 30, 2024, compared to gain on derivative of $1.2 million for the same period in last year..

Provision for income taxes

Our provision for income taxes was $0.1 million and $1.0 million for the six months ended September 30, 2024 and 2023, respectively.

Net income (loss)

Our net loss was approximately $5.9 million for the six months ended September 30, 2024, compared to net income of $4.0 million for the same period in last year. The decrease was primarily attributable to sale of property, valuation gain on conversion of convertible notes and cancellation of warrant B during the period ended September 30, 2023, as well as the loss of $3.2 million as of the result of fair value assessment on warrants A on September 30, 2024.

Cash Flows

For the Six Months Ended September 30, 2024 and 2023

The following table sets forth summary of our cash flows for the periods indicated:

	For the Six Months Ended September 30,
	2024	2023
Net cash used in operating activities	$(1,144,426)	$(1,772,650)
Net cash provided by (used in) investing activities	76,200	11,562,346
Net cash (used in) provided by financing activities	672,014	(9,734,711)
Effect of exchange rate change on cash	(10,482)	(273,976)
Net increase (decrease) in cash	(406,694)	(218,991)
Cash and restricted cash, beginning of period	773,344	1,291,881
Cash and restricted cash, end of period	$366,650	$1,072,890

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Operating Activities

Net cash used by operating activities was approximately $1.1 million for the six months ended September 30, 2024, compared to cash used by operating activities of approximately $1.8 million for the same period last year. The decrease in net cash operating activities was primarily attributable to the following factors:

•	The accounts payable decreased by approximately $0.4 million for the six months ended September 30, 2024, as compared to an decrease of approximately $0.1 million for the same period last year. The decrease was mainly due to a reduction on legal and professional expenses as a public listing company and lower outstanding liabilities.

•	Income tax payable decreased by approximately $0.2 million for the six months ended September 30, 2024, as compared to a increase of approximately $0.5 million for the same period last year. The increase in the same period last year was mainly due to sale of building at 41 Metropolitan in June 2023 resulting approximately $8.8 million gain.

Investing Activities

Net cash provided in investing activities was approximately $0.1 million for the six months ended September 30, 2024, compared to the net cash provided by investing activities of $11.6 million for the same period last year. The decrease in net cash provided in investing activities was primarily attributable the disposal of an office building at 41 Metropolitan in June 2023 for a consideration of $13.6 million and the advances of $2.0 million on our new Chinese subsidiaries as the initial operating funds. Net cash of $0.1 million provided in investing activities for the six months ended September 30, 2024 was primarily attributable to the payback of an advance from a related party

Financing Activities

Net cash provided in financing activities was approximately $0.7 million for the six months ended September 30, 2024, compared to the net cash used by financing activities of $9.7 million for the same period last year. The decrease of net cash used in financing activities was primarily attributable to:

•	On June 22, 2023, we disposed an office building at 41 Metropolitan and paid back its outstanding mortgage balance of $5.6 million on the closing date.

•	We paid back our convertible notes in the principal amount of $1.5 million with interest accrual by issuance of 6,749,650 common shares in the value of $1,658,637 at the conversion price defined on the agreement from the inception.

•	During the six-month ended September 30, 2023, our controlling shareholder Ms. Fan Zhou withdraw approximately $3.9 million from her advance account and reduce her advance to the Company from $4.2 million to $7,577 as of September 30, 2023.

•	During the six-month ended September 30, 2024, our controlling shareholder Ms. Fan Zhou injected approximately $0.2 million from her advance account to the Company and other executive and management injected approximately $0.2 million to the Company. We also arranged approximately $0.5 million loan from third parties to support the Company’s daily operation.

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Recent Updates

Entry into a Security Purchase Agreement

On October 2, 2024, the Company entered into a Securities Purchase Agreement (the “SPA”) with an accredited investor (the “Buyer”), to issue and sell to the Buyer one or more new series of senior secured convertible notes of the Company, in the aggregate original principal amount of $6,000,000 (the “Notes”). At the closing held on October 2, 2024 (the “Initial Closing”), the Company has issued and sold to the Buyer a Note in the aggregate principal amount of $1,000,000 (the “Initial Note”). In accordance with the SPA, the Buyer may elect to purchase one or more additional Notes (each an “Additional Note” and collectively, the “Additional Notes”, and together with the Initial Note, the “Notes”), provided that, if the Buyer does not elect to purchase Additional Notes within twenty-four months of the anniversary of the Effective Date (as defined in the Registration Statement) of the initial Registration Statement (as defined in the Registration Statement) or such later date as the Required Holders (as defined in the SPA) may elect from time to time in writing to the Company, the Buyer shall have no further right to effect an Additional Closing. The Initial Note matures on October 2, 2025, or earlier under certain conditions set forth in the SPA.

Entry into a Share Purchase Agreement

On December 4, 2024, the Company entered into a Share Purchase Agreement by and among SunShine Whale Path E-Commerce Co., Ltd., an Ontario company (the “Purchaser”), and NeoCanaan Investment Corporation (”NeoCanaan”), a wholly owned subsidiary of the Company, pursuant to which the Company agreed to sell, and the Purchaser agreed to purchase from the Company, 100% of the Company’s equity interest and all of its right, title, debts and liabilities in New Canaan, the owner of 260 Town Centre Boulevard and 200 Town Centre Boulevard, Toronto, Canada, for an aggregate consideration of $100. The decline in value of the two properties resulted in liabilities of more than CA$24 million and operating losses for NeoCanaan This transaction closed on December 4, 2024.

Entry into a Securities Purchase Agreement

On December 31, 2024, the Company entered into a Securities Purchase Agreement with certain investors, pursuant to which the Company agreed to sell, and the investors, severally and not jointly, agreed to purchase an aggregate of 21,000,000 common shares of the Company at a price of $1.00 per share for an aggregate consideration of $21,000,000. It is expected that the transaction will close in the first quarter of 2025, subject to required regulatory approval and clearance.

Entry into a Merger and Listing Agreement

On January 2, 2025, the Company entered into a Merger and Listing Agreement with Smarco Building Solutions Inc. (“Smarco”) and its two shareholders. Pursuant to the agreement, the Company agreed to issue an aggregate of 555,556 of its common shares, no par value per share, to the two shareholders of Smarco at a price reflecting a 50% discount on the closing price of the common shares on the Nasdaq Capital Market on January 2, 2025 (the closing price on such date was $2.376). In exchange, the two shareholders agreed to transfer 60% of the outstanding shares of Smarco to the Company. It is expected that the transaction will close in the first quarter of 2025, subject to required regulatory approval and clearance.

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Entry into a Cooperation Agreement

On December 30, 2024, the Company entered into a Cooperation Agreement (the “UBX Agreement”) with UBX Technology Inc. (“UBX”) for the establishment of a joint venture company to be named Goldmine Technology Finance Group Inc. (“Goldmine”) and engaging in the business of digital currency technology digital currency exchange. Pursuant to the UBX Agreement, the Company will invest $1.5 million in exchange for a 51% equity interest in Goldmine, and UBX will invest cash and tangible and intangible assets including licenses and permits, patents and personnel relating to digital currency technology and digital currency exchange, in exchange for a 49% equity interests in Goldmine. The transaction is expected to close in the first half 2025, subject to customary closing conditions.

On the same day, the Company also entered into a Cooperation Agreement (the “Gensea Agreement”) with Gensea International Co. Limited (“Gensea”) and Gensea’s controlling shareholder for the establishment of a joint venture company, to be named American Precision Biotech Inc. (“APB”) and engaging in the business of research & development, manufacturing and sales of cancer self-test kits. Pursuant to the Gensea Agreement, the Company will invest $1 million in exchange for a 51% equity interests in APB, and Gensea will invest patent license, licenses and permits, customer resources and existing projects relating to cancer self-test kits, in exchange for a 49% equity interests in APB. The transaction is expected to close in the first half of 2025, subject to customary closing conditions.

Insurance and sales of convertible note

On January 31, 2025, the Company issued and sold to an accredited investor (the “Buyer”) a convertible note (the “Note”) in the aggregate principal amount of $1,500,000, pursuant to a Securities Purchase Agreement (the “SPA”) dated as of October 2, 2024. The Note was sold as an Additional Note as described in the SPA, after an initial note was sold to the Buyer on October 2, 2024 pursuant to the SPA.

The Note was subject to an original issue discount of 10%, and is convertible, in whole and in part, from time to time at the option of the Buyer commencing on or after the earlier of (i) July 2, 2025 and (ii) twenty (20) Trading Days prior to the date that any Permitted Securities (as defined in the SPA) may be initially sold, exercised, converted, exchanged, as applicable, after giving effect to any related Lock-Up Agreement with respect thereto, and (y) the initial date of any event of default, as applicable, into the Company’s common shares (the “Common Shares”) at a conversion price equal to the lower of (i) $2.25, and (ii) the greater of (x) the floor price then in effect and (y) 85% of the lowest trading price of the Common Shares during the 15 consecutive trading day period preceding the delivery of the conversion notice. The Buyer paid $1,350,000 for the Note giving effect to the 10% original issue discount, less certain fees, and expenses payable by the Company. The Note may not be converted to the extent that the number of Common Shares owned by the Buyer and its affiliates will exceed 9.99% of the issued and outstanding shares of the Company at the time of conversion.

The Note matures on January 31, 2026, or earlier under certain conditions.

Deregistration of subsidiaries and reduction of registered capital

On December 17, 2024, the Company officially deregistered its subsidiaries, Shanghai Yuanjian Cailai Consulting Management Co., Ltd. and Shanghai Yuanjian Shulian Education Technology Co., Ltd., in China. Additionally, on December 17, 2024, the Company reduced the registered capital of Shanghai Yulankang Health Technology Group Co., Ltd. ("Shanghai Yulankang") and Shanghai Yuanjian Trillion Commercial Group Co., Ltd. ("Shanghai Yuanjian") to zero, resulting in a decrease in its shareholding from 56% to 0% in Shanghai Yulankang and from 100% to 0% in Shanghai Yuanjian.

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